Filed Pursuant to Rule 433
Registration Statement Nos. 333‑137120, 333‑137120‑01, 333‑137120‑02, 333‑137120‑03,
333‑137120‑04, 333‑137120‑05, 333‑137120‑06, 33‑137120‑07 and 333‑137120‑08

FPL GROUP CAPITAL INC

Pricing Term Sheet

September 13, 2006

 Issuer: FPL Group Capital Inc

 Representatives:
  Banc of America Securities LLC
  Credit Suisse Securities (USA) LLC
  J.P. Morgan Securities Inc.
  Lehman Brothers Inc.
  Merrill Lynch, Pierce, Fenner & Smith
                        Incorporated

Co-Managers:
ABN AMRO Incorporated
Barclays Capital Inc.
Calyon Securities (USA) Inc.
KeyBanc Capital Markets, a Division
  of McDonald Investments Inc.
Lazard Capital Markets LLC
Greenwich Capital Markets, Inc.
Scotia Capital (USA) Inc.

Subordinated Debentures:
Designation:	Series B Enhanced Junior Subordinated Debentures due 2066
Legal Format:	SEC Registered
Principal Amount:	$350,000,000
Date of Maturity:	October 1, 2066
Interest Rate During Fixed Rate Period:	From Settlement Date to October 1, 2016, at the annual rate of 6.35%, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007
Interest Rate During Floating Rate Period:
From October 1, 2016 through maturity at a floating rate based on the 3-month LIBOR Rate plus 206.75 basis points, reset quarterly, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning January 1, 2017

Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	99.872% of the principal amount thereof
Treasury Benchmark:	4.875% due August 15, 2016
Benchmark Yield:	4.767%
Spread to Benchmark Treasury:	160 basis points
Reoffer Yield:	6.367%
Trade Date:	September 13, 2006
Settlement Date:	September 19, 2006
Make-Whole Call:	At any time prior to October 1, 2016 at 100% plus accrued and unpaid interest, plus Make-Whole Premium at discount rate equal to Treasury Yield plus 25 basis points
Tax Event Call:	At any time prior to October 1, 2016 at 100% plus accrued and unpaid interest, plus Tax Event Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points
Par Call:	At any time on and after October 1, 2016 at 100% of the principal amount plus accrued and unpaid interest

CUSIP / ISIN Number:	302570 AW 6 / US302570AW69

Expected Credit Ratings:
Moody’s Investors Service Inc.:	A3 (Negative Outlook)
Standard & Poor’s Ratings Services:	BBB+ (CreditWatch with Negative Implications)
Fitch Ratings:	A- (Stable Outlook)

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Lehman Brothers Inc. toll-free at 1-888-603-5847 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.